NEWS RELEASE 09-25	AUGUST 12, 2009

EMERGING ZONE RETURNS MORE WIDE INTERVALS OF GOLD AT LONG CANYON PROJECT

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) announces today that drilling has intersected wide intervals of mineralization from an emerging gold zone at its 51%-owned and operated Long Canyon gold deposit in northeastern Nevada.

Newly reported drill results reinforce strong continuity of gold mineralization at the Shadow Zone, a 2008 discovery located immediately northwest of the main Discovery Zone. Highlights from the Shadow Zone include:

  1.31 grams per tonne gold (0.038 ounces per ton) over 51.8 metres, including 9.30 g/t (0.270 oz/ton) over 1.9 metres in LC249C; and
  1.23 g/t (0.036 oz/ton) over 46.0 metres in LC245C.

Results from additional metallurgical holes also continue to showcase the high-grade nature of gold mineralization at Long Canyon. Highlights include:

  7.94 g/t (0.232 oz/ton) over 19.2 metres, including 20.3 g/t (0.593 oz/ton) over 6.7 metres in LCM2;
  4.25 g/t (0.124 oz/ton) over 29.0 metres, including 8.14 g/t (0.238 oz/ton) over 12.2 metres in LCM8; and
  2.86 g/t (0.083 oz/ton) over 11.0 metres, including 11.0 g/t (0.321 oz/ton) over 1.3 metres in LCM1.
Drill highlights
Hole ID	From (metres)	To (metres)	Intercept length (metres)	Au oz/t	Au (g/t)
LC245C	122.6	168.6	46.0	0.036	1.23
LC249C	80.2	132.0	51.8	0.038	1.31
including	81.7	83.6	1.9	0.27	9.25
	113.3	113.7	0.4	0.345	11.80
LC252C	61.6	77.7	16.2	0.065	2.23
LC258C	50.0	54.0	4.0	0.079	2.72
LC259C	20.1	29.4	9.3	0.044	1.50
LC265C	78.5	82.9	4.4	0.127	4.34
LCM01	24.7	35.7	11.0	0.083	2.86
including	27.4	28.7	1.3	0.321	11.00
LCM02	21.3	40.5	19.2	0.232	7.94
including	25.0	31.7	6.7	0.593	20.30
LCM06	19.2	40.1	20.9	0.041	1.40
LCM08	40.2	69.2	29.0	0.127	4.40
including	47.9	60.1	12.2	0.238	8.14

*True widths of the mineralized intervals are interpreted to be between 70-100% of the reported lengths. The Classified Mineral Resource estimate comprises a cut-off grade of

0.30 g/t gold. Results less than 1 g/t not reported in this press-release table. “LCM” identifies metallurgical holes. For a PDF of comprehensive drill results, including non-reportable intercepts, please click:
http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillResults0925.pdf

For a map highlighting recent drilling, please click:
http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillMap0925.pdf

The Long Canyon joint venture recently purchased a total of 11,805 acres of surface rights and 1,657 acre feet per year of water rights in an area located east of the project site for US$4,262,000.

Outside of the Long Canyon joint venture, Fronteer owns more than 400,000 acres of mineral rights in northeast Nevada. Long Canyon, Sandman and Northumberland are Fronteer's most advanced U.S.-based gold projects and comprise the Company’s future production platform in Nevada.

For an animated video showing Long Canyon’s current resource, please click:
http://www.fronteergroup.com/sites/fronteer_admin/FRG_LongCanyon_May0509_CLIP.wmv

For more information on Long Canyon and Fronteer's other Nevada projects, visit:
http://www.fronteergroup.com/?q=content/nevada

Fronteer is majority owner (51%) and operator of Long Canyon through a joint venture with AuEx Ventures Inc. (49%).

Moira Smith, Ph.D., and Professional Geologist as recognized by the Association of Professional Engineers and Geoscientists, British Columbia, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 5.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

ABOUT FRONTEER
Fronteer is an exploration and development company with three key gold projects in Nevada forming its platform for future gold production. Fronteer also has a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources, a private subsidiary advancing a world-class uranium district in Labrador, Canada. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.